Exhibit 12.1

COUNTRYWIDE FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 12.1 – COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of the Company for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005, 2004, 2003, and 2002, computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (earnings before income taxes and fixed charges).

	Six Months Ended June 30,		Years Ended December 31,
(dollar amounts in thousands)	2007	2006	2006	2005	2004	2003	2002
Net earnings	$919,049	$1,405,701	$2,674,846	$2,528,090	$2,197,574	$2,372,950	$841,779
Income tax expense	446,444	907,685	1,659,289	1,619,676	1,398,299	1,472,822	501,244
Interest expense	5,392,693	4,054,429	9,133,682	5,616,425	2,608,338	1,940,207	1,461,066
Interest portion of rental expense	43,218	36,272	77,055	62,104	53,562	36,565	26,671
Earnings available to cover fixed charges	$6,801,404	$6,404,087	$13,544,872	$9,826,295	$6,257,773	$5,822,544	$2,830,760

Fixed charges:
Interest expense	$5,392,693	$4,054,429	$9,133,682	$5,616,425	$2,608,338	$1,940,207	$1,461,066
Interest portion of rental expense	43,218	36,272	77,055	62,104	53,562	36,565	26,671
Total fixed charges	$5,435,911	$4,090,701	$9,210,737	$5,678,529	$2,661,900	$1,976,772	$1,487,737

Ratio of earnings to fixed charges	1.25	1.57	1.47	1.73	2.35	2.95	1.90